UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Vista Energy, S.A.B. de C.V.

(Exact name of registrant as specified in its charter)

United Mexican States

(Jurisdiction of incorporation or organization)

001-39000

(Commission file number)

n/a

(I.R.S. Employer Identification No.)

Pedregal 24, 4th floor

Colonia Molino del Rey, Alcaldía Miguel Hidalgo

Mexico City, Mexico

(Address of principal executive offices)

11040

(Zip code)

Alejandro Cherñacov

Tel.: + 52 (55) 8647-0128

(Name and telephone number, including area code,

of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 1 - Conflicts Minerals Disclosure

Item 1.01	Conflicts Minerals Disclosure and Report

Not applicable.

Item 1.02	Exhibit

Not applicable.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

The payment disclosure required by this Item 2.01 is included as Exhibit 2.01 to this Form SD.

Report on payments to governments for the year ended December 31, 2023

This report provides a consolidated overview of the payments to the Federal Government and Foreign Governments (each, as defined in Form SD, and together “Governments”) made by Vista Energy, S.A.B. de C.V. (“Vista”) and its consolidated subsidiaries for the fiscal year ended December 31, 2023. Unless the context requires otherwise, references in this report to the “Company,” “Vista,” “we,” “us” and “our” refer to Vista and its consolidated subsidiaries. References to “dollars”, “U.S. dollars”, “U.S. dollar” or “US$” are to United States dollars.

All payments are reported in U.S. dollars, which is the presentation currency of our consolidated financial statements. Payments that were made in currencies other than in U.S. dollars have been converted to U.S. dollars using the exchange rate applicable on the date of payment.

Our business segments

As of December 31, 2023, we considered as a single segment the exploration and production of crude oil, natural gas and LPG (including exploration and production commercial activities), through our own activities, subsidiaries and interests in joint operations and based on the nature of the business, customer portfolio and risks involved. We therefore have only one business segment.

Our projects

This report discloses the payments made by us to Governments for the commercial development of oil, natural gas, or LPG, and which involves the exploration, development and extraction of crude oil, natural gas and LPG.

We organize our operations into 14 blocks, i.e., areas defined by concession contracts or operating contracts signed by Vista. As of December 31, 2023, we have working interests in the following oil and gas blocks in Argentina: (a) a 100% operating interest in the exploitation concessions Bajada del Palo Oeste, Bajada del Palo Este, Aguada Federal, Bandurria Norte, located in the Province of Neuquén (in all cases, as operator); (b) a 84.62% operating interest in the exploitation concession Coirón Amargo Norte, located in the Province of Neuquén (as operator); (c) a 90% operating working interest in the unconventional exploration concession Águila Mora, located in the Province of Neuquén (as operator); and (d) a 1.5% non-operating interest in the exploitation concessions Acambuco, located in the Province of Salta (operated by Pan American Energy).

Additionally, as a result of a transaction between our subsidiary Vista Energy Argentina S.A.U. (“Vista Argentina”) and Petrolera Aconcagua Energía S.A. (“Aconcagua”), effective March 1, 2023, we transferred to Aconcagua the operations of the following conventional blocks in Argentina (“Transferred Conventional Assets”): Entre Lomas Neuquén, located in the Province of Neuquén, and Entre Lomas Río Negro, Jarilla Quemada, Charco del Palenque, Jagüel de los Machos and 25 de Mayo-Medanito SE, located in the Province of Río Negro. As per the agreement between Vista and Aconcagua (“Conventional Assets Transaction Agreement”), beginning March 1, 2023, Aconcagua will pay 100% of the capex, opex, royalties, taxes, and any other costs associated with the Transferred Conventional Assets, while we will retain a portion of the total production of the Transferred Conventional Assets. See “Item 4—Information on the Company—Business Overview—Transaction to increase focus on shale oil operations in Vaca Muerta” in our Form 20-F for the fiscal year ended December 31, 2023, filed on April 23, 2024.

In Mexico, as of December 31, 2023, we hold a 100% interest in the license agreement entered into with the Comision Nacional de Hidrocarburos for block CS-01, located in Tabasco (as operator).

Section 3 – Exhibits

Item 3.01	Exhibits

The following exhibit is filed as part of this report on Form SD.

Exhibit 2.01 – Resource Extraction Payment Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer

Dated: September 26, 2024